SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: August 10, 2022

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from July 1, 2022 to July 31, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on August 10, 2022

[This is a translation of the Share Buyback Report for the period from July 1, 2022 to July 31, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on August 10, 2022]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of July 31, 2022)
	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 10, 2022 (Period of Repurchase: May 11, 2022 to May 10, 2023）	25,000,000 (Maximum)	200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) ―	―
Total	― ―	―
Total number of shares repurchased as of the end of the reporting month	338,500	3,658,143,500
Progress of the repurchase (%)	1.35	1.83
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on May 10, 2022 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of July 31, 2022)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))	(Date of disposition) July 1 July 4 July 5 July 6 July 7 July 8 July 11 July 13 July 14 July 15 July 20 July 21 July 22 July 25 July 26 July 27 July 28 July 29	2,705 19,140 201 2,100 1,000 23,824 1,409 603 2,210 604 1,208 1,409 5,605 201 1,208 2,019 5,450 4,440	20,681,483 146,337,741 1,536,776 16,055,865 7,645,650 182,149,966 10,772,721 4,610,327 16,896,887 4,617,973 9,235,945 10,772,721 42,853,868 1,536,776 9,235,945 15,436,567 41,668,793 33,946,684
Total	―	75,336	575,992,688
Other (Acquired treasury stock disposed as restricted stock compensation)	(Date of disposition) July 25	312,000	2,385,442,800
Total	―	312,000	2,385,442,800
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) July 8 July 19 July 22	98 40 60	749,274 305,826 458,739
Total	―	198	1,513,839
Total amount	387,534		2,962,949,327

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” above.

3.	Status of Shares Held in Treasury
(as of July 31, 2022)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	24,220,943

 EOF

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